Filed by GTECH S.p.A.

pursuant to Rule 425 under the Securities Act of 1933

and deemed to be filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: GTECH S.p.A.; International Game Technology

Filer’s SEC File No.: 333-146050

Date: February 26, 2015

GTECH & IGT Nevada Gaming Control Board Hearing February 26, 2015

Presentation Participants GTECH Lorenzo Pellicioli, Chairman Marco Sala, Group CEO Alberto Fornaro, Group CFO Renato Ascoli, President & CEO, Products & Services Luke Orchard, VP & Chief Compliance Officer Victor Duarte, SVP, Gaming & Content IGT Phil Satre, Chairman Patti Hart, CEO John Vandemore, CFO Counsel Richard M. Trachok II, Partner-Lewis Roca Rothgerber LLP 2

Agenda 3 History Rationale for Transaction Transaction Structure and Financing Integration Plan and Synergies Impact for Nevada Compliance Closing Remarks

GTECH History Acquired Spielo in 2003, a Canadian supplier of machines to the government sponsored VLT markets Purchased 50% of the Atronic companies in 2004 from the Gauselmann Group Atronic USA and Atronic International received Nevada license in June 1998 Lottomatica S.p.A., the market leading Italian gaming operator lottery, acquired GTECH in 2006 Lottomatica received Nevada Gaming Commission approval to acquire the Atronic companies in 2007 The remaining 50% of the Atronic companies were purchased from the Gauselmann Group in May 2008 with Nevada gaming approval in June that same year Interactive companies licensed in 2013 17 active Nevada licenses held by 6 legal entities Offices and staff based in Nevada since 1998 4 Key Events & Nevada History

International Game Technology PLC International Game Technology IGT GTECH USA, LLC GTECH Canada ULC GTECH German Holdings Corporation GmbH GTECH German GmbH GTECH Austria GmbH DeAgostini S.p.A And related entities Other Public Shareholders GTECH Holdings Corporation GTECH Corporation Operating Structure Legal Entity Structure Overview Business Units 5 Note: Reflects NV licensees only Group CEO Marco Sala Group Corporate Functions Alberto Fornaro Robert Vincent Donald R. Sweitzer North America Gaming and Interactive Renato Ascoli North America Lottery Michael Chambrello Italy Fabio Cairoli International Gaming, Lottery and Interactive Walter Bugno

Marco Sala GTECH CEO

Scaled to lead the industry with a complementary portfolio Leader by revenue, enterprise value, profitability and R&D budget Strong competitive position across market segments #1 global lottery business(1) #1 global gaming equipment company(2) Leading provider for social and real money interactive gaming Balanced business Wide geographical reach Diversified by product line across B2B and B2C Stable and resilient business model Robust recurring revenue base Strong customer relationships around the world Clear path to future growth Positioned to serve governments’ growing need for new revenue sources Substantial customer base with cross-selling opportunities Merging innovative content with cutting-edge technology Significant achievable synergies Rationale for the Transaction (1) Source: Management estimates based on La Fleur 2014 World Lottery Almanac, based on revenues for 2013. (2) Source: Companies' public filings. 7 Creating the Global Leader in Gaming

Global Gaming Leader 8 2013A Revenue(1) Enterprise Value(2) Source: Company filings. Enterprise values based on Bloomberg as of January 22, 2015. Note: Excludes land based casinos and pure interactive players. (1) All revenue figures represent CY 2013, based on actual financials, calendarized as of December 2013. (2) Based on share prices as of January 22, 2015. EV combined calculated as current GTECH share price multiplied by pro-forma number of shares plus pro-forma net debt. (3) Source: Companies' public filings. (4) Source: Management estimates based on La Fleur 2014 World Lottery Almanac. (in $bn) (in $bn) #1 in Lottery(4) #1 in Gaming Equipment(3) IGT Combined

(in $m) Industry Leader in R&D Source: 2013 Annual Reports. Note: Excluding Casino land based operators and «pure interactive» operators. (1) Based on FY13 results, Research & Development Expenses from Profit & Loss Accounts. 2013A R&D Expenses(1) 9

Strong Competitive Position #1 in Gaming Machines Gaming Machines North America: #1 gaming equipment company(1) VLT: Leading presence (GTECH + IGT) in the US and Canada Italy: # 1 in VLT and AWP market 29% and 18% share, respectively(2) 4 out of the 5 top-performing premium leased games are from GTECH & IGT(3) Premium customer base, deep relationships across all segments (1) Source: Companies' public filings. (2) Source: ADM, Organizzazione, attività e statistica Anno 2013. (3) Eilers report, participant survey – Q3 2014. (4) World Lottery Association. 10

Strong Competitive Position ITALY: Market leader 92% market share based on wagers(1) US: Market leader 79% market share in wagers(1) 38 out of 45 state lotteries served in the US(2) Historical relationships with largest lottery operators (NY, CA, and TX) International Long-term partners of leading EU/Latin American lotteries Serving 27 online lotteries (e.g., UK, Finland, Poland, Czech, Mexico, Colombia)(1) Lotteries (1) Management estimates based on La Fleur 2014 World Lottery Almanac. (2) Including District of Columbia. 11 #1 in Lottery

A Global Leader in Social & Real-Money Interactive Gaming

Social Gaming / Interactive Wagering


GIFT SPIN
ERIC
3 SPINS

Social



Interactive

Social

- **DoubleDown:**
  - One of the world's largest social gaming sites[1]
  - #1 grossing app on Facebook[1]

Interactive

- **Italy**:
  - Leading position with 15% market share[2]
- **US**:
  - Leading iLottery provider
- **Canada**:
  - Leading iGaming provider for WLA clients
- **Content licensing and back office support services**

(1) Source: Eilers Research, for the period Q4 2014.
(2) Source: ADM, *Organizzazione, attività e statistica Anno 2013.*

12

Note: Based on actual financials, as of September 2014. Combined results based on LTM Sep-14 figures; Assuming an exchange rate of $1 per €0.737 for the twelve months ended September 30, 2014. GTECH IGT Combined LTM Sep-2014A Revenue by Geography(%) Geographically Well-Balanced 13

Track record of strong, predictable cash flow generation Strong customer loyalty from combining innovative content with cutting-edge technology Content is portable across platforms 41% recurring service revenues Typical initial contract duration 7–10 years Weighted average remaining contract length of 4.6 years(3) Business Driven by Stable and Recurring Revenues 14 GTECH Long-Term Customer Relationships in Lottery IGT Technology and Operational Expertise COMBINED Stable Revenues & Cash Flows Top 10 by maturity(2) (1) Revenue split for LTM Sep-14A. (2) Maturity based on current expiration dates without extensions. Contracts shown correspond to top 10 GTECH contracts by revenue in LTM-Sep-14A. (3) Denotes the weighted average remaining contract length for GTECH’s top 10 contracts by revenue in LTM-Sep-14A . Stable & Recurring Revenues Driven Business Combined(1)

Demand for innovation in lottery business expected to continue 3 R&D commitment to stabilize and grow gaming machine business over the long-term 2 Leverage sizeable customer base to drive cross-selling opportunities Global gaming market expected to continue to grow across segments 1 5 Continued expansion in interactive and mobile 4 15 Well-Positioned in a Growing Market

CFO A. Fornaro Government Relations D. R. Sweitzer Corporate Communications and Human Resources R. Vincent GTECH – IGT Organization CEO M. Sala North America Gaming & Interactive R. Ascoli North America Lottery M. Chambrello Italy F. Cairoli International W. Bugno 16

Alberto Fornaro GTECH CFO

Transaction Snapshot 18 On July 16, 2014, GTECH announced the acquisition of IGT Transaction consideration of $4.7 billion (implied EV for IGT of $6.4 billion) Implied EV/LTM EBITDA(1) of 8.7x (pre-synergies) and 6.3x (post-synergies) M&A closing expected in Q2 2015 Parent company headquartered in London, UK; solely listed on NYSE Holding US Company in Nevada (IGT) GTECH / IGT shareholders approval obtained 21 out of 22 regulatory approvals already granted The Acquisition + (1) IGT LTM EBITDA as of March 31, 2014, as estimated by GTECH management. (2) Assuming an exchange rate of $1 per €0.735. The Financing July 2014 $10.7bn(2) bridge facility including backstop for cash consideration, GTECH bonds, IGT bonds, drawn credit facility and GTECH’s withdrawals

Acquisition Bridge Evolution and Take-Out 16 July 2014 Take-out 13 February 2015 10 December 2014 01 December 2014 August 2014 21 November 2014 20 October 2014 M&A Announcement MLA Bridge Syndication IGT Bond Consent Bridge Amendments GTECH Consent Withdrawal Rights In US$ million BRIDGE SIZE 26 January 2015 Hybrid Tender EVENT Note: All figures shown assuming FX EUR / USD of 1.36 unless otherwise stated. Successful progressive reduction of Bridge commitment through liability management and opportunistic financing instruments 19

Phase 2 GTECH's $5bn Senior Secured Notes


GTECH
€700m 4.125% Senior Secured Notes due 2020
€850m 4.750% Senior Secured Notes due 2023
$600m 5.625% Senior Secured Notes due 2020
$1,500m 6.250% Senior Secured Notes due 2022
$1,100m 6.500% Senior Secured Notes due 2025
February 2015

Summary terms

	Senior Secured Notes				
Issuer:	Georgia Worldwide PLC				
Issue:	Senior Secured Notes				
Principal:	€700m	€850m	$600m	$1,500m	$1,100m
Currency	EUR	EUR	USD	USD	USD
Issue ratings:	Ba2 / BB+	Ba2 / BB+	Ba2 / BB+	Ba2 / BB+	Ba2 / BB+
Coupon:	4.125%	4.750%	5.625%	6.250%	6.500%
Price:	100.000	100.000	100.000	100.000	100.000
Yield:	4.125%	4.750%	5.625%	6.250%	6.500%
Maturity	Feb-20	Feb-23	Feb-20	Feb-22	Feb-25
Call:	NCL	NCL	NCL	NCL	NCL

Transaction Highlights

On Monday 9 February 2015, GTECH priced $5bn of Senior Secured Notes in relation to its acquisition of IGT

- Use of proceeds: cash consideration, acquisition-related expenses and refinancing of certain GTECH and IGT indebtedness
- New 5.625% USD Notes due 2020 priced inside of the existing IGT bond due 2019 which was yielding approximately 5.90% as of pricing
- GTECH's new 4.125% EUR Notes due 2020 came out at a 40 basis point concession to GTECH's existing bond due 2020
- Best in class cross-border and global distribution maximising EUR vs. USD differential of 150–160bps
- Significant oversubscription driven by well-diversified investor base - strong demand from traditional High Yield accounts in Europe and US

20

Debt Maturity Profile 21 $m, unless otherwise stated FX rate assumption of 1.17 EUR/USD The debt of the new combined entity will have an average tenor of more than 6 years No significant maturity before 2018 The company has put in place a capital structure reflective of the currency mix of the business going forward

Combined Financials (1) GTECH results translated from € into $ assuming an exchange rate of $1 per €0.737. (2) Combined figures derived by adding GTECH LTM Sep-14A results with IGT FY’2014A results. GTECH results translated from € into $ assuming an exchange rate of $1 per €0.737 for the twelve months ended 30-Sep-14. (3) Adjusted EBITDA is defined as EBITDA before restructuring costs, impairment loss, foreign currency income and losses, and other unusual items. 22 GTECH + IGT 2012A 2013A LTM Sep-14A 2012A 2013A 2014A LTM Sep-14A Combined (2) Revenues 4,173 4,156 4,116 2,151 2,342 2,058 6,174 % Growth (0%) (1%) 9% (12%) n.a. Adj. EBITDA (3) 1,400 1,407 1,441 723 747 648 2,089 % Margin 34% 34% 35% 34% 32% 31% 34% Capex 342 474 372 209 128 88 460 % Revenues 8% 11% 9% 10% 5% 4% 7% Adj. EBITDA- capex 1,058 933 1,069 514 619 560 1,629 % Margin 25% 22% 26% 24% 26% 27% 26% ($ in millions, equivalent) (1) ($ in millions) ($ in millions)

Integration Projects 23 Integrated Product Roadmap Manufacturing Consolidation Combined Sales Force 21_88 35_88 36_88 30_88 38_88 40_88 44_88 Customer Services Optimization Corporate Activities Consolidation Market Full Potential Key Projects

Achievable Synergies Driving Value (1) Estimated synergies expected to be achieved by 2018 (excluding any non-recurring integration costs). Addressable cost base defined as cash cost only relative to gaming and interactive business for industrial efficiencies and R&D spending; for corporate and support activities considered full SG&A costs. Industrial Efficiencies c.US$85 million c. 6% Redundant facilities where there is geographic overlap Economies of scale in manufacturing and purchasing Overlapping Corporate Activities c.US$125 million c. 15% Overlap of corporate support, primarily in SG&A based on headcount overlap analysis Optimize R&D Spend c.US$20 million c. 7% Optimize R&D spend given overlap in Casino / VLT / Interactive Natural Revenue Enhancements Italy sales c.US$50 million Leverage existing customer bases, IP and brands to maximize cross-selling and up-selling opportunities in interactive as well as land-based gaming Leverage GTECH’s mobile capabilities to augment IGT’s solutions for the commercial casino and social casino markets Cross selling Mobile exploitation Total c.US$280 million Comments % of Relative Base(1) EBITDA Impact(1) 24

Richard M. Trachok II Partner – Lewis Roca Rothgerber LLP

Expanded Nevada Presence 162_88 31_88 34_88 37_88 Implications Key Actions Global Gaming Operating Unit headquartered in Las Vegas providing strategic advice and product offering to all Regions Gaming HQ of the Largest Global Player Reno to become primary manufacturing hub Global Manufacturing Site Consolidation Las Vegas and Reno “Centers of Excellence" responsible for North America market content development Content Studios “Centers of Excellence" Strong sales presence to maintain close relationship with key casino accounts Strategic Sales Hub 26

Compliance GTECH’s comprehensive Compliance program will now include IGT GTECH’s Global Compliance and Governance Committee will now monitor IGT’s operations Only addition will be naming former Board Chairman Dennis Neilander to the Committee Luke Orchard will lead the Group Compliance function from Nevada Regulatory and Product Compliance will be headquartered out of Las Vegas and Reno offices Incorporate the best of the IGT Compliance team Evaluate and eliminate redundant licenses Consolidate due diligence operations/investigations Integrate security protocols 27

Phil Satre IGT Chairman

Lorenzo Pellicioli GTECH Chairman

30

31